

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2019

411 W. Lafayette, Detroit MI 48226

800-232-6983

Comerica Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2019

Contents



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Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
  Comerica Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
February 25, 2020

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	52,331,991
Cash segregated for the benefit of customers		1,007,890
Clearing deposit held at clearing organization		500,000
Receivables from brokers, dealers and clearing organizations		3,113,356
Receivables from affiliates		528,857
Premises, equipment and software, net of accumulated depreciation of $5,207,258		122,122
Deferred tax assets		593,325
Other assets		502,042
Total assets	$	58,699,583

Liabilities and shareholder's equity

Liabilities:

Payables to affiliates	$	3,983,916
Payables to customers		2,283
Accrued expenses and other liabilities		499,751
Total liabilities		4,485,950

Shareholder's equity:

Common stock - $1 par value:		
50,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		47,175,440
Retained deficit		6,988,193
Total shareholder's equity		54,213,633
Total liabilities and shareholder's equity	$	58,699,583

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides services to retail and institutional clients and may participate in firm commitment underwritings as a syndicate member. The Company operates as one reportable segment and is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC).

2. Significant Accounting Policies (continued)

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of money market investments at December 31, 2019.

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software and was fully amortized as of December 31, 2019.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts.

Revenue Recognition

The Company's revenues from contracts with customers may be recognized when services are completed or as they are rendered, although contracts are generally short-term by nature. Services provided over a period of time are typically transferred to customers evenly over the term of the contracts and the corresponding revenue is recognized as services are provided. Contract receivables are included in receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition. Payment terms vary by services offered, and the timing between completion of performance obligations and payment is typically not significant.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with the Corporation on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Pending Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which addresses concerns regarding the perceived delay in recognition of credit losses under the existing incurred loss model. The amendment introduces a new, single model for recognizing credit losses on all financial instruments presented on a cost basis. Under the new model, entities must estimate current expected credit losses by considering all available relevant information, including historical and current conditions, as well as reasonable and supportable forecasts of future events. The Company adopted Topic 326 effective January 1, 2020 using the modified retrospective approach and concluded the impact was immaterial to the Company's results of operations and financial condition.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2019.

Financial instruments are categorized into a three-level hierarchy based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. The

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, mutual fund shares and negotiable certificates of deposit. Money market investments held in listed money market funds and reported in cash and cash equivalents on the Statement of Financial Condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

All financial assets were recorded at fair value on a recurring basis at December 31, 2019. The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2019:

	Level 1
Money market investments (a)	$43,855,271
Total assets at fair value	$43,855,271

a) Included in cash and cash equivalents in the Statement of Financial Condition.

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the quarter ended December 31, 2019. No Level 2 or Level 3 assets were held at December 31, 2019.

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with related parties, primarily Comerica Bank and the Corporation.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Payables to affiliates of $3,983,916 at December 31, 2019 included amounts due to Comerica Bank and the Corporation of $385,054 and $3,598,862, respectively. Receivables from affiliates totaled $528,857 at December 31, 2019 and included current tax receivable and other receivables due from Comerica Bank.

The Company has a $10 million secured line of credit with Comerica Bank. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2019.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's Statement of Financial Condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the securities are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2019, there were approximately $14,321,000 of outstanding commitments to purchase securities and $14,321,000 of outstanding commitments to sell securities.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2019, net capital was $49,788,532 and required net capital was $298,911. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.09 to 1.

Comerica Securities, Inc.

Notes to Financial Statements (continued)

7. Income Taxes

The principal components of the deferred tax asset and liabilities were as follows:

<u>Deferred balance</u>

Deferred tax asset	$613,792
Valuation allowance	0
Net deferred tax asset	613,792
Deferred tax liability	(20,467)
Net deferred tax asset (deferred tax liability)	$593,325

The net deferred tax asset at December 31, 2019 primarily consists of allowance for depreciation and deferred compensation.

8. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. The Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows. At December 31, 2019, reserves recorded in the Company's Statement of Financial Condition were immaterial.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition, results of operations or cash flows.

As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering.

8. Commitments and Contingencies (continued)

At December 31, 2019, the Company had no contingent liabilities or commitments.